UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503, 333-218504, 333-225158 and 333-225163 and on Form S-8: Files Nos. 333-203042 and 333-196622.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2018

BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1

Supplement, dated as of October 19, 2018, to First Supplemental Indenture, dated as of July 3, 2018, between Brookfield Property Finance ULC, as issuer, and Computershare Trust Company of Canada, as trustee

99.2	Second Supplemental Indenture, dated as of October 19, 2018, between Brookfield Property Finance ULC, as issuer, and Computershare Trust Company of Canada, as trustee